INVICTA GROUP, INC.
                         9553 HARDING AVENUE, SUITE 301
                           MIAMI BEACH, FLORIDA 33154


                                  July 20, 2003


VIA ELECTRONIC SUBMISSION
-------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

          Re:  Invicta Group, Inc. (the "Company")
               Registration Statement on Form SB-2
               Filed May 26, 2004
     File No.  333-115907

Ladies  and  Gentlemen:

     We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Stephen M. Fleming at 212-398-1494.

     Thank  you  for  your  assistance  in  this  matter.


                             INVICTA GROUP, INC.


                         By: /s/ Bill Forhan
                             ---------------
                             Bill Forhan
                             CEO